JVDA LLC DBA J.V. Delaney & Associates.

Financial Statements and Supplemental Schedules

December 31, 2023

(With Independent Auditors' Report Thereon and Supplemental Schedules)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

J.V. DELANEY & ASSOCIATES

December 31, 2023

Table of Contents



WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. J.V. Delaney, Owner
JVDA LLC DBA J.V. Delaney & Associates.
Newport Beach, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JVDA LLC DBA J.V. Delaney & Associates as of December 31, 2023, and the related statements of income (loss), changes in net assets, and cash flows for the 15-month reporting period then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of J.V. Delaney & Associates as of December 31, 2023, and the results of its operations and its cash flows for the reporting period then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, J.V. Delaney & Associates submitted a request to change the Fiscal Year End Date from September 30 to December 31 to FINRA during May 2023. FINRA approved the change and agreed that the audit submitted as of December 31, 2023 will cover the period from October 1, 2022 to December 31, 2023 which constitutes a 15-month reporting period.

Basis for Opinion

These financial statements are the responsibility of J.V. Delaney & Associates' management. Our responsibility is to express an opinion on J.V. Delaney & associates' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J.V. Delaney & Associates in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I-Computation of Net Capital Under Rule 15c3-1 and Exemption Report on Schedule II & III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of J.V. Delaney & Associates' financial statements. The Supplemental Information is the responsibility of J.V. Delaney & Associates' management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedule I and Schedule II & III are fairly stated, in all material respects, in relation to the financial statements as a whole.

WWC, P.C.

WWC, P.C.
PCAOB ID: 1171

We have served as J.V. Delaney & Associates' auditor since 2019.
San Mateo, California

March 27, 2024

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

J.V. DELANEY & ASSOCIATES

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2023

ASSETS

Cash and cash equivalents	$	11,149
Total current assets		11,149
Furniture and equipment at cost, net of accumulated depreciation		-
TOTAL ASSETS	$	11,149

LIABILITIES AND OWNER'S EQUITY

Accounts payable and accrued expenses	$	1,895
TOTAL LIABILITIES		1,895
NET ASSETS		9,254
TOTAL LIABILITIES AND NET ASSETS	$	11,149

The accompanying notes are an integral part of these financial statements.

J.V. DELANEY & ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

December 31, 2023

Note 1 – Organization and Nature of Business

J.V. Delaney & Associates a sole proprietorship (owner) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency ("FINRA"). The sole proprietorship acts as an investment banker and financial advisor to public and private companies. In May 2023, JVDA, LLC, a single-member limited liability company, was formed in Delaware by the owner, Joseph Vincent Delaney. The LLC assumed substantially all assets and liabilities of J.V. Delaney & Associates and continued to do business as J.V. Delaney & Associates. There was no change in ownership of the firm.

Note 2 – Significant Accounting Policies

Basis of Presentation – The LLC is licensed to conduct the following types of business as a securities broker-dealer including:

- Brokering and dealing in retail sales of corporate securities on a fully disclosed basis;
- Brokering of municipal securities;
- Retail sales of mutual funds on a subscription basis;
- Act as placement agent in private placement of securities;
- Brokering of government securities; and
- Underwriting of securities on a "best efforts" basis only.

Rule 15c3-3(k)(2)(ii) provides an exemption from the SEC's "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of J.V. Delaney & Associates.

Operations – The financial statements include only those assets and liabilities of the proprietor, which relate to his broker-dealer operations.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change of reporting period – During May 2023, J.V. Delaney & Associates submitted a request to change the Fiscal Year End Date from September 30 to December 31 to FINRA. FINRA approved the change and agreed that the audit submitted as of December 31, 2023 will cover the period from October 1, 2022 to December 31, 2023 which constitutes a 15-month reporting period.

Furniture and equipment – The furniture and equipment are stated at cost and depreciated on the straight line over the estimated useful lives of the assets:

Equipment	5 years

Advertising costs – Advertising costs are expensed as incurred.

Income Taxes – J.V. Delaney & Associates is a disregarded entity for income tax purposes and, accordingly, income or loss of the single-member LLC would be treated as the sole member's individual income or loss.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the LLC had net capital of $9,254 which was $4,254 in excess of its required net capital of $5,000. The LLC's net capital ratio to indebtedness was 4.88 to 1.

Note 5 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(ii) provides an exemption from the SEC's "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the LLC.

Note 7 – SIPC Supplementary Report Requirement

The LLC is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for reporting period ending December 31, 2023, because the LLC's SIPC Net Operating Revenues are under $500,000.

Note 8 – Subsequent Events

The LLC has reviewed the results of operations for the period of time from its reporting period end December 31, 2023 through March 27, 2024, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

J.V. DELANEY & ASSOCIATES

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

NET CAPITAL:		
Owner's equity	$	9,254
NET CAPITAL	$	9,254
AGGREGATE INDEBTEDNESS, total liabilities	$	1,895
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)	$	126
MINIMUM NET CAPITAL DOLLAR REQUIREMENT	$	5,000
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS NET CAPITAL	$	4,254

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO		
	1,895	
NET CAPITAL	9,254	20.48%

SCHEDULE I – cont'd
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

NET CAPITAL, as reported in the LLC's Part II-A Focus Report (Unaudited)		$	10,340
Changes:			
Reverse of checks outstanding over 365 days	$ 809		
Accrual of business expenses	(1,895)		(1,086)
NET CAPITAL, per audit		$	9,254

SCHEDULE II & III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2023

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

J.V. DELANEY & ASSOCIATES
20 Vienna
Newport Beach, CA 92660

SEC Rule 15c3-3(k) Exemption Report
For reporting period ending December 31, 2023

J.V. Delaney & Associates ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers or dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of subsection (k)(2)(ii).

2. The Company met the requirements of this exemption provision throughout the most recent fiscal year without exception.

J.V. DELANEY & ASSOCIATES

I, J.V. Delaney, swear that, to my best knowledge and belief, that this Exemption Report is true and correct.

Joseph V. Delaney

J.V. Delaney, Owner

3-27-2024
Date

9



WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. J.V. Delaney, Owner
JVDA LLC DBA J.V. Delaney & Associates.
Newport Beach, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3(k) Exemption Report, in which (1) J.V. Delaney & Associates identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.V. Delaney & Associates claimed an exemption from 17 C.F.R. §240.15c3-3 under paragraph (k)(2)(ii) (exemption provisions) and (2) J.V. Delaney & Associates stated that J.V. Delaney & Associates met the identified exemption provisions throughout the most recent fiscal year without exception. J.V. Delaney & Associates' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J.V. Delaney & Associates' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WWC, P.C.

WWC, P.C.
PCAOB ID: 1171

We have served as J.V. Delaney & Associates' auditor since 2019.
San Mateo, California

March 27, 2024

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

10